TASEKO ANNOUNCES 21% INCREASE IN QUARTERLY
COPPER PRODUCTION AT ITS GIBRALTAR MINE

July 8, 2013, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (the "Company") announces 2013 second quarter production of 28.1 million pounds of copper, a 21% increase over the prior quarter. Molybdenum production for the second quarter was 333 thousand pounds. Both production amounts are stated on a 100% basis.

Total sales of copper in the second quarter rose by 25% to 27.8 million pounds as a result of increased production as well as improved inventory and logistics management. Molybdenum sales were 317 thousand pounds. Taseko's 75% share of second quarter sales was 20.9 million pounds of copper and 238 thousand pounds of molybdenum.

Ramp up of the new concentrator progressed during the second quarter as operations and maintenance crews continued to fine tune and optimize equipment and operating parameters. The new concentrator has met all expectations and is beginning to consistently achieve throughput and recovery design criteria.

Overall availability of both concentrators was 83% for the quarter, 11% lower than the targeted rate of 93.5% . Copper recoveries in both concentrators improved during the second quarter, averaging 86%, and remain a focus. It is expected that by the fourth quarter, recoveries will be at the design rate of 89%.

Russell Hallbauer, President and CEO of Taseko, commented, “We continue to be very pleased with the ongoing ramp up of our new concentrator and have been addressing our copper recovery issues as we incorporate both plants into a single production unit. We expect to see continued increases in monthly copper and molybdenum production as we achieve full milling capacity in the months ahead.”

Mr. Hallbauer continued, “With the increased production, our unit costs have already started to decline and will continue to do so in the back half of 2013. At current copper prices we expect strong operating margins.

Our focus on constructing and commissioning the new plant on time and on budget, combined with operating cost reductions, will generate a very compelling Return on Investment and strong cash flow going forward, even during periods of volatile metal markets.”

Note: Gibraltar is a Joint Venture owned by Taseko Mines Limited (75%) and Cariboo Copper Corp. (25%). All production figures are reported on a 100% basis.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.